FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 4, 2012 of Diana Containerships Inc. (the "Company") announcing dividend guidance and the Company’s amended dividend policy.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: June 4, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES
DIVIDEND GUIDANCE AND AMENDED DIVIDEND POLICY

ATHENS, GREECE, June 4, 2012 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today announced that the Company anticipates that it will be able to pay quarterly cash dividends in excess of the amounts contemplated by its dividend policy determined at the time of the Company's initial public offering in June 2011, while continuing to maintain sufficient liquidity to meet current and expected working capital obligations.  Accordingly, the Company's board of directors has determined to amend the Company's dividend policy, effective immediately.  Pursuant to the revised policy, the Company intends to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of its available cash from operations during the previous quarter, after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as the Company's board of directors may from time to time determine are required, taking into account contingent liabilities, the terms of any credit facility, the Company's growth strategy and other cash needs and the requirements of Marshall Islands law.

The Company expects to pay a dividend with respect to the second quarter of 2012 in the amount of $0.30 per share to all holders of the Company's common shares outstanding as of a record date to be determined by the Company's board of directors, assuming (i) the continued performance of the Company's current time charters and no unexpected off-hire periods; (ii) that the Company does not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established by the board of directors; and (iii) no material changes in vessel operating or financing expenses.

The actual timing and amount of dividend payments, if any, will be determined by the Company's board of directors and could be affected by various factors, including cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by the board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities, many of which will be beyond the Company's control. The Company is a holding company, and it depends on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial obligations and to make dividend payments. In addition, any additional credit facilities that the Company may enter into in the future may include restrictions on its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

In addition, the Company may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that it has available for distribution as dividends. The containership sector is cyclical and volatile. The Company cannot predict with accuracy the amount of cash flows its operations will generate in any given period. Factors beyond the Company's control may affect the charter market for its vessels and its charterers' ability to satisfy their contractual obligations to the Company, and the Company cannot assure you that dividends will actually be declared or paid in the future. The Company cannot assure you that it will be able to pay quarterly dividends in the amount set forth above or at all, and the Company's ability to pay dividends will be subject to the limitations set forth above and in the section of its annual report titled "Risk Factors."

Fleet Employment Profile (As of June 4, 2012)

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU

Container Vessels

SAGITTA	A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010 3,426
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 - 19-Oct-12
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	2
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	2
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	2
1989 4,206
CAP SAN MARCO	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	3,4
		$22,850	1.00%		6-Feb-13	6-Feb-14
2001 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
CAP SAN RAPHAEL	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	3,4
		$22,850	1.00%		6-Feb-13	6-Feb-14
2002 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	2.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	4,5
1995 4,729
APL SPINEL	D	$24,750	2.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	4,5
1996 4,729

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.

2 The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.

3 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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